UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AMIRA NATURE FOODS LTD

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G0335L 102

(CUSIP Number)

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 17, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which his Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): KARAN A. CHANANA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED ARAB EMIRATES
5.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
6.	SHARED VOTING POWER
7.	SOLE DISPOSITIVE POWER
8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	25,274,284(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) & (2)	65.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1) The amount reflected includes: (i) 16,160,000 of the 19,660,000 Ordinary Shares issued to Mr. Chanana on October 15, 2012 in exchange for his shares of Amira India in conjunction with the Issuer’s Initial Public Offering (ii) 7,005,434 Ordinary Shares issuable pursuant to an exchange agreement under which Mr. Karan A. Chanana, the Issuer’s Chief Executive Officer and Chairman of the Board of Directors has the right, subject to the terms of the exchange agreement, to exchange all or a portion of his equity shares in Amira India for Ordinary Shares of the Issuer and assumes the completion of Mr. Chanana’s purchase of 1,500,000 equity shares of Amira India, (iii) 360,257, 361,278, 367,749 and 375,899 vested stock options to purchase Ordinary Shares at the price of $10 per share granted to Mr. Chanana in fiscal 2013, 2014 2015 and 2016, respectively, pursuant to the Issuer’s 2012 Omnibus Securities and Incentive Plan (“OSI”), (iv) 100,000 shares granted on October 17, 2014 pursuant to the OSI, (v) 100,000 shares granted on March 31, 2016 pursuant to the OSI, (vi) 416,666 Ordinary Shares granted to Mr. Chanana on September 12, 2016 in satisfaction of $3,000,000 of interest free loans provided to the Issuer by Mr. Chanana at the per share price of $7.20 representing the closing market price of the Issuer’s Ordinary Shares on September 9, 2016, as reported by the New York Stock Exchange, and (vii) 27,000 shares acquired by Mr. Chanana in open market purchases in June 2013. On February 17, 2017, Mr. Chanana completed a gift of 3,500,000 restricted shares to JDIF TRUSTEES SARL as Trustees of the XEATON5 Trust dated November 3, 2016. Mr. Chanana’s spouse and children are the beneficiaries of the Xeaton 5 Trust and as such the Trust is an affiliate of the Issuer.

(2) As of February 14, 2017, the Issuer had 30,353,214 Ordinary Shares issued and outstanding. The percentage reflected is based upon 38,823,831 of the Issuer’s Ordinary Shares outstanding which includes: (i) 16,160,000 of the 19,660,000 Ordinary Shares issued to Mr. Chanana on October 15, 2012 in exchange for his shares of Amira India in conjunction with the Issuer’s Initial Public Offering (ii) 7,005,434 Ordinary Shares issuable pursuant to an exchange agreement under which Mr. Karan A. Chanana, the Issuer’s Chief Executive Officer and Chairman of the Board of Directors has the right, subject to the terms of the exchange agreement, to exchange all or a portion of his equity shares in Amira India for Ordinary Shares of the Issuer and assumes the completion of Mr. Chanana’s purchase of 1,500,000 equity shares of Amira India, (iii) ) 360,257, 361,278, 367,749 and 375,899 vested stock options to purchase Ordinary Shares at the price of $10 per share granted to Mr. Chanana in fiscal 2013, 2014 2015 and 2016, respectively, pursuant to the Issuer’s 2012 Omnibus Securities and Incentive Plan (iv) 100,000 shares granted on October 17, 2014 pursuant to the OSI, (v) 100,000 shares granted on March 31, 2016, (vi) 416,666 Ordinary Shares granted to Mr. Chanana on September 12, 2016 in satisfaction of $3,000,000 of interest free loans provided to the Issuer by Mr. Chanana at the per share price of $7.20 representing the closing market price of the Issuer’s Ordinary Shares on September 9, 2016, as reported by the New York Stock Exchange, and (vii) 27,000 shares acquired by Mr. Chanana in open market purchases in June of 2013.

Item 1.

(a)            Name of Issuer: (the “Issuer”).

Amira Nature Foods Ltd

(b)           Address of Issuer’s Principal Executive Offices:

29E, A.U. Tower Jumeirah Lake Towers, Dubai, United Arab Emirates.

Item 2.

(a), (b) and (c):    Name of Persons Filing, Address of Principal Business Office and Citizenship:

This statement is filed on behalf of Karan A. Chanana (the “Reporting Person”). The Reporting Person, a citizen of the United Arab Emirates, is Chairman and Chief Executive Officer of the Issuer and has a business address of 29E, A.U. Tower Jumeirah Lake Towers, Dubai, United Arab Emirates.

(d)            Title of Class of Securities: Ordinary Shares, par value $0.001 per share.

(e)            CUSIP Number: G0335L 102

Item 3.

Not Applicable.

Item 4. Ownership

(a)            Amount beneficially owned: 25,274,284 (the “Shares”)

(b)           Percentage of Class. 65.1%. As of February 14, 2017, the Issuer had 30,353,214 Ordinary Shares issued and outstanding. The amount reflected is based upon 38,823,831 of the Issuer’s Ordinary Shares outstanding which includes: (i) 16,160,000 of the 19,660,000 Ordinary Shares issued to Mr. Chanana on October 15, 2012 in exchange for his shares of Amira India in conjunction with the Issuer’s Initial Public Offering (ii) 7,005,434 Ordinary Shares issuable pursuant to an exchange agreement under which Mr. Karan A. Chanana, the Issuer’s Chief Executive Officer and Chairman of the Board of Directors has the right, subject to the terms of the exchange agreement, to exchange all or a portion of his equity shares in Amira India for Ordinary Shares of the Issuer and assumes the completion of Mr. Chanana’s purchase of 1,500,000 equity shares of Amira India, (iii) ) 360,257, 361,278, 367,749 and 375,899 vested stock options to purchase Ordinary Shares at the price of $10 per share granted to Mr. Chanana in fiscal 2013, 2014 2015 and 2016, respectively, pursuant to the Issuer’s 2012 Omnibus Securities and Incentive Plan, (iv) 100,000 shares granted on October 17, 2014 pursuant to the OSI, (v) 100,000 shares granted on March 31, 2016, (vi) 416,666 Ordinary Shares granted to Mr. Chanana on September 12, 2016 in satisfaction of $3,000,000 of interest free loans provided to the Issuer by Mr. Chanana at the per share price of $7.20 representing the closing market price of the Issuer’s Ordinary Shares on September 9, 2016, as reported by the New York Stock Exchange, and (vii) 27,000 shares acquired by Mr. Chanana in open market purchases in June of 2013.

(c)           Number of shares to which the Reporting Persons, as a group, have:

(i)            Sole power to vote or direct the vote: 25,274,284 (1)

(ii)           Shared power to vote or direct the vote: 0

(iii)           Sole power to dispose or direct the disposition of: 25,274,284 (1)

(iv)          Shared power to dispose or direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

Notes

(1) As of February 14, 2017, the Issuer had 30,353,214 Ordinary Shares issued and outstanding. The amount reflected is based upon 38,823,831 of the Issuer’s Ordinary Shares outstanding which includes: (i) 16,160,000 of the 19,660,000 Ordinary Shares issued to Mr. Chanana on October 15, 2012 in exchange for his shares of Amira India in conjunction with the Issuer’s Initial Public Offering (ii) 7,005,434 Ordinary Shares issuable pursuant to an exchange agreement under which Mr. Karan A. Chanana, the Issuer’s Chief Executive Officer and Chairman of the Board of Directors has the right, subject to the terms of the exchange agreement, to exchange all or a portion of his equity shares in Amira India for Ordinary Shares of the Issuer and assumes the completion of Mr. Chanana’s purchase of 1,500,000 equity shares of Amira India, (iii) ) 360,257, 361,278, 367,749 and 375,899 vested stock options to purchase Ordinary Shares at the price of $10 per share granted to Mr. Chanana in fiscal 2013, 2014 2015 and 2016, respectively, pursuant to the Issuer’s 2012 Omnibus Securities and Incentive Plan, (iv) 100,000 shares granted on October 17, 2014 pursuant to the OSI, (v) 100,000 shares granted on March 31, 2016, and (vi) 416,666 Ordinary Shares granted to Mr. Chanana on September 12, 2016 in satisfaction of $3,000,000 of interest free loans provided to the Issuer by Mr. Chanana at the per share price of $7.20 representing the closing market price of the Issuer’s Ordinary Shares on September 9, 2016, as reported by the New York Stock Exchange, and (vii) 27,000 shares acquired by Mr. Chanana in open market purchases in June of 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 17, 2017		/s/ Karan A. Chanana
	Name:	Karan A. Chanana